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Peli Peli Austin

Austin, TX

- One of the country's **premier South African fine dining restaurants** is expanding to Austin's 2nd Street District (http://www.2ndstreetdistrict.com/)
- Owners are **graduates from the University of Texas at Austin** with deep ties to the city
- Ranked among the **Top 10 restaurants in Houston** on both TripAdvisor and Yelp
- Featured on **CNBC's Restaurant Startup** and **Food Network's Cutthroat Kitchen**
- This investment is secured by a **blanket lien on all assets** of the business   ?

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Investment Details

1.50x
Investment Multiple   ?

$300
Invested of $300,000 minimum   ?

$100
Minimum investment

1
investor

100
Early Bird rewards remaining

93 days remaining

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Company Description

Over the past 8 years, the Peli Peli restaurant group has created a series of successful dining destinations in Houston. The team has served Partner and Executive Chef Paul Friedman's award-winning South African fusion cooking and has stayed true to its passion for creating extraordinary experiences for its clientele.

It's no coincidence that the group's first expansion outside of Houston will be in Austin. The University of Texas at Austin was where partners Thomas Nguyen (BA '98, JD '01) and Michael Tran (BS '99) first met. The Longhorns rejoined forces in Houston several years later and began their journey with Chef Paul to launch Peli Peli in 2009.

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Peli Peli has found a home within the diverse mix of cultures around Houston, celebrating its unique identity with its expression through food, service, and community. Their new location will be in downtown Austin's famed 2nd Street District (http://www.2ndstreetdistrict.com/).



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In February 2017, Peli Peli won the People's Choice Award at the Greater Houston Restaurant Association's Golden Fork Awards Gala. This was the latest among a number of awards recognizing the group for their strong customer support.

Peli Peli's first location was listed among OpenTable's Top 100 American Fare Restaurants for 2013. By 2015, it was rated the #1 restaurant in Houston on TripAdvisor (out of 7,511 restaurants). By early 2016, less than a year after its Galleria location had opened, both spots were ranked among the top 10 restaurants in Houston on TripAdvisor.

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The formula that Peli Peli has created is much more than the delectable cuisine. With each new location, the team develops eye-popping spaces. In its Galleria Houston location, the team constructed what Zagat (https://www.zagat.com/b/houston/5-new-houston-restaurants-with-instagram-worthy-design#4) has called one of Houston's "**Most Instagram Worthy**" dining experiences with its dynamic, one-of-a-kind lighting display built into the ceiling.

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Peli Peli Galleria

The team ran a successful NextSeed campaign (https://www.nextseed.com/offerings/peli-peli/) in April and May of 2016 (under Texas intrastate regulations). The group launched Peli Peli Kitchen ("PPK") in October of the same year. The vision behind PPK was a fast casual version of its high-end restaurant. The team had successfully pitched on the Food Network's Restaurant Startup and received the largest funding offer in the show's history. Negotiations after the show left the group parting ways with its potential investor, but the concept was executed and delivered beyond even their own expectations.

Peli Peli's Austin location will be taking over a second-generation restaurant space on 2nd Street. The historic block is an established destination for thriving restaurant concepts. Peli Peli aims deliver a unique experience in the city's dining scene while also serving a place that is deeply important to its founders.

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Community Presence

Peli Peli is also resolute in its mission to serve others. In June 2015, Peli Peli launched an event called "Table Service Day," closing its Galleria location for an evening to host a dinner for 150 homeless clients (http://blog.chron.com/foodchronicles/2015/06/owners-close-galleria-peli-peli-to-host-a-dinner-for-the-homeless/) and volunteers with the Star of Hope Foundation.

In 2016, the Peli Peli team partnered with MD Anderson Cancer Center in Houston to host a prom for over 100 teens (https://www.mdanderson.org/publications/promise/summer-2016/prom-party-palooza.html) receiving care at the hospital. Numerous restaurants, community leaders, musical acts, and dozens of volunteers participated, dedicating their time and resources to creating an unforgettable evening for the children and their families.

In April 2017, Peli Peli will host a similar event with Austin Independent School District for their special needs students.

These initiatives are woven into the fabric of what Peli Peli is looking to accomplish with its business, serving the community, and the team hopes to inspire other restaurateurs to do the same.

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As co-founder Thomas Nguyen, an alumnus of the University of Texas at Austin, describes, "I think it's great for us to be able to come back to Austin and give back. I owe a lot to this city." In fact, UT Austin was where Thomas met co-founder Michael Tran (Partner, CEO) who brought the team together. Chef Paul Friedman's decades of restaurant experience around the globe had honed his skills across multiple genres. However, he had always wanted to open a restaurant that showcased his home country's diverse dishes. Chef Paul was a client of Michael's retail point-of-sale services company at the time, and together with Thomas, they embarked on their exciting journey together.

Learn more: 🌐 (http://pelipeli.com/) 📘 (https://www.facebook.com/peligalleria) 📷 (https://www.instagram.com/peli_peli/) 🐦 (https://twitter.com/pelipeli) ✦ (http://www.yelp.com/biz/peli-peli-houston-4) 🔭 (https://www.tripadvisor.com/Restaurant_Review-g56003-d1497038-Reviews-Peli_Peli-Houston_Texas.html)

Key Terms

Issuer

Peli Peli Austin, LLC

Securities

Revenue Sharing Notes

Offering Amount

Minimum $300,000 to **maximum $1,000,000**

Investment Multiple ?

1.5x

Payments ?   **INVEST NOW**

Monthly

Revenue Sharing Percentage

If the fundraise amount is greater than or equal to $300,000 and less than $500,000, then 3% of monthly gross revenue of Peli Peli Austin will be shared.

If the fundraise amount is greater than or equal to $500,000 and less than $750,000, then 4.5% of monthly gross revenue of Peli Peli Austin will be shared.

If the fundraise amount is greater than or equal to $750,000, then 6% of monthly gross revenue of Peli Peli Austin will be shared.

Maturity ?
60 Months

Security Interest ?
Blanket lien on all assets of the business

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1696861/000169686117000001/0001696861 17-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the funding proceeds from NextSeed will be used towards the buildout of Peli Peli Austin and the purchase of equipment, furniture and supplies. Any additional proceeds will be put towards working capital.

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Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.50x	60 months	$150

The first payment is not expected until the business is open for business, which is tentatively anticipated to be after the **fourth (4th)** full month following closing.

Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$400,000

Scenario 1:

Let's assume that the total amount raised through this offering is $1,000,000 and the issuer is committed to sharing 6.0% of its gross revenue.

Revenue sharing percentage
6.0%

Total payment for month X
$24,000

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If Investor A invested $3,000, Investor A is entitled to receive 0.3% ($3,000 invested divided by $1,000,000 raised) of the $24,000 shared with investors for month X. Therefore, **Investor A is paid $72 for month X**.

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Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $1,000 or more will receive an additional $50 gift card to any Peli Peli location

Invest $500 or more

- **$25 gift card** to use at any Peli Peli location

Invest $1,000 or more

- **Everything above,** plus an **invitation for 2** to the Austin launch event

Invest $2,500 or more

- **Everything above,** plus a voucher for **4 complimentary entrees** to use at any Peli Peli location

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Invest $5,000 or more

- **Everything above,** plus a **Peli Peli BLACK CARD** (25% off food orders for up to 4 guests, and no waiting in line ever again!)

Invest $10,000 or more

- **Everything above,** plus an **invitation for 2 to an intimate wine & dinner event** hosted by Chef Paul

Invest $25,000 or more

- **Everything above,** plus a **private cooking class for 4 with Chef Paul** at any Peli Peli location

Invest $50,000 or more

- **Everything above,** plus a **catered event for up to 10 guests** in Houston or Austin

Invest $50,000 or more

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- **Everything above,** plus a **cocktail on the menu named by you!**

(Only 1 available)

Invest $50,000 or more

- **Everything above,** plus an **appetizer on the menu named by you!**

(Only 1 available)



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Business Model

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Peli Peli focuses on delivering a fine dining experience that fuses South African cuisine with Southern comfort food. Although a portion of the menu is 100% authentic South African, Peli Peli is the first South African restaurant to incorporate American cuisine.



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cape town skillet

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Peli Peli serves lunch and dinner throughout the week and brunch on the weekend. Event catering has consistently played a role in expanding the team's reach, and outside delivery service has recently picked up through its partnerships with third-party service providers (e.g., Uber Eats, Favor).

Peli Peli also serves the country's largest collection of South African wines. In addition to an array of key imports, Peli Peli has its own private label wines from South Africa as well. A careful selection Californian, Spanish, and French boutique wines round out its list.

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Among the accolades that rings truest are the testimonials from South African expats who insist that Peli Peli is indeed the real deal. TheSouthAfrican.com named Peli Peli in its 15 favorite South African restaurants in the world (https://www.thesouthafrican.com/15-favourite-south-african-restaurants-all-around-the-world/), one of only two in the US to make the list.

The restaurant's rise in the Houston restaurant scene has not been an overnight phenomenon. Over the past 8 years, the restaurant group has painstakingly created a community that serves as its foundation for everything.

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Location Analysis

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Peli Peli Restaurant has two existing locations in Houston, TX and is expanding outside of the city for the first time. Its location in Austin, TX will be located at 210 W 3rd Street, in the 2nd Street District area (http://www.2ndstreetdistrict.com/).

In addition to its location in the live music capital of the world, the 2nd Street District area has become an upscale adult playground in recent years. A newly constructed mixed-use development has sprung up, including chic retail stores, coffee and juice shops, restaurants, wine bars, and entertainment and living spaces in a vibrant urban setting. This area is considered an entertainment "hot spot" for listening to live music, dining and taking in the nightlife. (www.austintexas.org (http://www.austintexas.org/))

The map below shows Peli Peli's location relative to I-35 (less than one mile) and the MoPac Expressway (approximately 1.5 miles), downtown Austin and the University of Texas.


HYDE PARK
E 45th St
W 38th St
E 38th St
TARRYTOWN
Exposition Blvd
Airport Blvd
MUELLER
Manor Rd
OLD WEST AUSTIN
CENTRAL AUSTIN
Zach Scott St
The University of Texas at Austin
CHERRYWOOD
Enfield Rd
W 24th St
Lake Austin Blvd
Stratford Dr
E Martin Luther King J
Bullock Texas State History Museum
E Martin Luther King Jr Blvd
E 12th St
Springdale Rd
DOWNTOWN
N Lamar Blvd
Trinity St
12th St
EAST AUSTIN
Austin
Zilker Metropolitan Park
E 7th St
Tillery St
RAINEY STREET HISTORIC DISTRICT
E Cesar Chavez St
Bolm Rd
Gardner Rd
ZILKER
BOULDIN
Edward Rendon Sr. Park at Festival Beach in...
Roy G. Guerrero Colorado River...
Hergotz Ln
W Oltorf St
S 1st St
S 5th St
TRAVIS HEIGHTS
S Pleasant Valley Rd
SOUTH LAMAR
SOUTH CONGRESS
Lott Ave

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